                                  CIRCON CORPORATION

              MANAGERS, PROFESSIONALS & KEY CONTRIBUTORS RETENTION PLAN

                           AMENDED AS OF SEPTEMBER 26, 1997


Introduction

    It is expected that Circon Corporation (the "Company") from time to time will consider the possibility of an acquisition by another company or other change of control. The Board of Directors of the Company (the "Board") recognizes that such consideration can be a distraction to key employees and can cause such employees to consider alternative employment opportunities. The Board has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication and objectivity of these employees, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Company.

    The Board believes that it is in the best interests of the Company and its stockholders to provide these employees with an incentive to continue their employment and to motivate these employees to maximize the value of the Company upon a Change of Control for the benefit of its stockholders.

    The Board believes that it is imperative to provide these employees with
(i) certain retention benefits payable upon remaining in the employ of the Company for a specified period following a Change of Control, and (ii) certain severance benefits upon termination of employment following a Change of Control. These benefits provide these employees with enhanced financial security and provide efficient incentive and encouragement to these employees to remain with the Company notwithstanding the possibility or occurrence of a Change of Control.

    Accordingly, the following plan has been developed and adopted.

                                     ARTICLE I

                                ESTABLISHMENT OF PLAN

    1. ESTABLISHMENT OF PLAN. As of the Effective Date, the Company hereby establishes a retention plan to be known as the Managers, Professionals & Key Contributors Retention Plan (the "Plan"), as set forth in this document. The purposes of the Plan are as set forth in the Introduction.

    2. APPLICABILITY OF PLAN. Subject to the terms of this Plan, the benefits provided by this Plan shall be available to those Employees of the Company who, on or after the Effective Date, receive a Notice of Participation.



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    3.   CONTRACTUAL RIGHT TO BENEFITS.  Subject to the terms of this Plan, this Plan establishes and vests in each Participant a contractual right to the benefits to which he or she is entitled pursuant to the terms thereof, enforceable by the Participant against the Company.

                                       ARTICLE  II

                             DEFINITIONS AND CONSTRUCTION

    1. DEFINITIONS. Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the term is capitalized.

         (a) BASE SALARY. "Base Salary" shall mean the Participant's base salary from the Company as in effect immediately prior to a Change of Control.

         (b) CAUSE. "Cause" shall mean (i) any act of personal dishonesty taken by the Participant in connection with his responsibilities as an Employee and intended to result in substantial personal enrichment of the Participant,
(ii) the Participant's conviction of a felony, (iii) a willful act by the Participant which constitutes gross misconduct and which is injurious to the Company, or (iv) continued substantial violations by the Participant of the Participant's employment duties which are demonstrably willful and deliberate on the Participant's part after there has been delivered to the Participant a written demand for performance from the Company which specifically sets forth the factual basis for the Company's belief that the Participant has not substantially performed his duties.

         (c) CHANGE OF CONTROL. "Change of Control" shall mean the occurrence of any of the following events:

              (i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing [50%] or more of the total voting power represented by the Company's then outstanding voting securities; or

              (ii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either
(A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or


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              (iii)     The consummation of a merger or consolidation of the
Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

              (iv) the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

         (d) COMPANY. "Company" shall mean Circon Corporation, any subsidiary corporations, any successor entities as provided in Article VII hereof, and any parent or subsidiaries of such successor entities.

         (e) DISABILITY. "Disability" shall mean that the Participant has been unable to perform his duties as an Employee as the result of incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Participant or the Participant's legal representative (such agreement as to acceptability not to be unreasonably withheld). Termination resulting from Disability may only be effected after at least 30 days' written notice by the Company of its intention to terminate the Participant's employment. In the event that the Participant resumes the performance of substantially all of his duties hereunder before the termination of his employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

         (f) EFFECTIVE DATE. "Effective Date" shall mean the date the Plan is approved by the Board.

         (g) EMPLOYEE. "Employee" shall mean an individual employed by the Company.

         (h) ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         (i) NOTICE OF PARTICIPATION. "Notice of Participation" shall mean an individualized written notice of participation in the Plan from an authorized Employee of the Company.

         (j) PARTICIPANT. "Participant" shall mean an individual who meets the eligibility requirements of Article III.

         (k) PLAN. "Plan" shall mean this Circon Corporation Management Retention Plan.


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         (l)  RETENTION PAYMENT.  "Retention Payment" shall mean the payment of retention compensation as provided in Article V hereof.

         (m) SEVERANCE PAYMENT. "Severance Payment" shall mean the payment of severance compensation as provided in Article IV hereof.

                                     ARTICLE III

                                     ELIGIBILITY

         Each Employee who is designated by the Board and who receives a Notice of Participation shall be a Participant in the Plan. A Participant shall cease to be a Participant in the Plan when he or she ceases to be an Employee, unless such Participant is entitled to benefits hereunder. A Participant entitled to benefits hereunder shall remain a Participant in the Plan until the full amount of the benefits have been delivered to the Participant.

                                     ARTICLE IV

                                  SEVERANCE BENEFITS

    1.   RIGHT TO SEVERANCE BENEFITS.

         (a) TERMINATION FOLLOWING A CHANGE OF CONTROL. If a Participant's employment terminates at any time within twelve (12) months after a Change of Control, then the Participant shall be entitled to receive severance benefits as follows:

              (i) SEVERANCE PAY UPON TERMINATION BY COMPANY OTHER THAN FOR CAUSE WITHIN NINETY DAYS FOLLOWING A CHANGE OF CONTROL. If the Participant's employment is terminated by the Company other than for Cause within ninety (90) days following a Change of Control, then the Participant shall be entitled to receive a Severance Payment equal to the sum of (i) two weeks' of his or her Base Salary multiplied by 66.67% for each full year of service with the Company or an entity acquired by the Company as of the date of the Change of Control, and (ii) his or her Retention Payment, subject to a minimum Severance Payment equal to three months' Base Salary and a maximum Severance Payment equal to one year's Base Salary.

    EXAMPLE: A Change of Control is consummated on June 15, 1997. Participant is terminated by the Company other than for Cause as of July 1, 1997. Participant had worked three and three-quarters years with Circon as of the
    date of the Change of Control.   Participant's Base Salary is $1,000 per
    week ($52,000 per year). The Participant's Severance Payment would be ($2,000 x 66.67% x 3) + ($2,000 x 33.33% x 3) = $6,000. However, this amount is less than three months' Base Salary, which equals $13,000. Therefore the Participant is entitled to a Severance Payment of $13,000.


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              (ii)    SEVERANCE PAY UPON TERMINATION BY COMPANY OTHER THAN FOR
CAUSE ON OR AFTER NINETY DAYS FOLLOWING A CHANGE OF CONTROL. If the Participant's employment is terminated by the Company other than for Cause on or after ninety (90) days following a Change of Control, then the Participant shall be entitled to receive a Severance Payment equal to two weeks' of his or her Base Salary multiplied by 66.67% for each full year of service with the Company or an entity acquired by the Company as of the date of the Change of Control (with a minimum Severance Payment equal to two months' Base Salary and a maximum Severance Payment equal to eight months' Base Salary).

    EXAMPLE:  A Change of Control is consummated on June 15, 1997.
    Participant is terminated by the Company other than for Cause as of October 1, 1997. Participant had worked three and three-quarters years with Circon
    prior to the date of the Change of Control.   Participant's Base Salary is
    $1,000 per week ($52,000 per year). The Participant's Severance Payment would be ($2,000 x 66.67% x 3) = $4,000.20. However, this amount is less than two months' Base Salary, which equals $8,666.67 Therefore the Participant is entitled to a Severance Payment of $8,666.67.

              (iii) VOLUNTARY RESIGNATION; TERMINATION FOR CAUSE. If the Participant's employment terminates by reason of the Participant's voluntary resignation, or if the Participant is terminated by the Company for Cause, then the Participant shall not be entitled to receive severance benefits except for those (if any) as may then be established under the Company's then existing severance and benefits plans and policies at the time of such termination other than under this Plan.

              (iv) DISABILITY; DEATH. If the Company terminates the Participant's employment as a result of the Participant's Disability, or such Participant's employment is terminated due to the death of the Participant, then the Participant shall not be entitled to receive severance or other benefits except for those (if any) as may then be established under the Company's then existing severance and benefits plans and policies at the time of such Disability or death; provided, however, that Participant shall still be eligible to receive a Retention Payment pursuant to the terms of Article V.

         (b) TERMINATION APART FROM CHANGE OF CONTROL. In the event that a Participant's employment is terminated for any reason, either prior to the occurrence of a Change of Control or after the twelve (12)-month period following a Change of Control, then the Participant shall be entitled to receive severance benefits only as may then be established under the Company's existing severance and benefit plans and policies at the time of such termination other than this Plan.

    2. TIMING OF SEVERANCE PAYMENTS. Any Severance Payment to which a Participant is entitled shall be paid by the Company in a lump sum within ten
(10) business days after the Participant's termination date.


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                                     ARTICLE V

                                  RETENTION PAYMENTS

    1. RIGHT TO RETENTION PAYMENTS. If (i) a Participant remains employed by the Company for ninety (90) days after a Change of Control, or (ii) a Participant's employment with the Company is terminated due to the death or Disability of the Participant following a Change of Control but prior to ninety days after a Change of Control, then the Participant shall be entitled to receive a Retention Payment equal to two weeks' of his or her Base Salary multiplied by 33.33% for each full year of service with the Company or an entity acquired by the Company as of the date of the Change of Control, with a minimum Retention Payment equal to one months' Base Salary and a maximum Retention Payment equal to four months' Base Salary.

    EXAMPLE: A Change of Control is consummated on June 15, 1997. Participant remains employed with the Company for ninety (90) days following the Change of Control. Participant's Base Salary is $1,000 per week ($52,000 per year). The Participant's Retention Payment would be ($2,000 x 33.33% x 3) = $1999.80. However, this amount is less than one months' Base Salary, which equals $4,333.33 Therefore the Participant is entitled to a Retention Payment of $4333.33.

    2. TIMING OF RETENTION PAYMENTS. Any Retention Payment to which a Participant is entitled shall be paid by the Company in a lump sum within ten
(10) business days after the ninetieth (90th) day after a Change of Control.

                                     ARTICLE VI

                            EMPLOYMENT STATUS; WITHHOLDING

    1. EMPLOYMENT STATUS. This Plan does not constitute a contract of employment or impose on the Participant or the Company any obligation to retain the Participant as an Employee, to change the status of the Participant's employment, or to change the Company's policies regarding termination of employment. The Participant's employment is and shall continue to be at-will, as defined under applicable law. If the Participant's employment with the Company or a successor entity terminates for any reason, including (without limitation) any termination prior to a Change of Control, the Participant shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Plan, or as may otherwise be available in accordance with the Company's established employee plans and practices or other agreements with the Company at the time of termination.

    2. TAXATION OF PLAN PAYMENTS. All amounts paid pursuant to this Plan shall be subject to regular payroll and withholding taxes.


                                         -6-
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                                     ARTICLE VII

                        SUCCESSORS TO COMPANY AND PARTICIPANTS

    1. COMPANY'S SUCCESSORS. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the obligations under this Plan and agree expressly to perform the obligations under this Plan by executing a written agreement. For all purposes under this Plan, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this subsection or which becomes bound by the terms of this Plan by operation of law.

    2. PARTICIPANT'S SUCCESSORS. All rights of the Participant hereunder shall inure to the benefit of, and be enforceable by, the Participant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

                                     ARTICLE VIII

                         DURATION, AMENDMENT AND TERMINATION

    1. DURATION. This Plan shall terminate on August 20, 1998 unless (i) extended by the Board, or (ii) a Change of Control occurs prior to August 20, 1998. If a Change of Control occurs prior to August 20, 1998, then this Plan shall terminate upon the earlier of (i) the date that all obligations of the Company or successor entities hereunder have been satisfied, or (ii) twelve (12) months after a Change of Control, unless sooner terminated as provided in this
Article VIII. A termination of this Plan pursuant to the preceding sentences shall be effective for all purposes, except that such termination shall not affect the payment or provision of compensation or benefits earned by a Participant prior to the termination of this Plan.

    2. AMENDMENT AND TERMINATION. Except with respect to amendments that are not adverse to Participants, the Plan is not subject any to amendment, change, substitution, deletion, revocation or termination (other than according to the terms of the Plan) in any respect whatsoever.

                                     ARTICLE IX

                                 PLAN ADMINISTRATION

    1. APPEAL. A Participant or former Participant who disagrees with their allotment of benefits under this Plan may file a written appeal with the designated Human Resources representative. Any claim relating to this Plan shall be subject to this appeal process. The written appeal must be filed within sixty (60) days of the Participant's termination date.


                                         -7-
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    The appeal must state the reasons the Participant or former Participant believes he or she is entitled to different benefits under the Plan. The designated Human Resources representative shall review the claim. If the claim is wholly or partially denied, the designated Human Resources representative shall provide the Participant or former Participant a written notice of the denial, specifying the reasons the claim was denied. Such notice shall be provided within ninety (90) days of receiving the written appeal.

    If the claim is denied, in whole or in part, the Participant may request a review of the denial at any time within ninety (90) days following the date the Participant received written notice of the denial of his or her claim. For purposes of this subsection, any action required or authorized to be taken by the Participant may be taken by a representative authorized in writing by the Participant to represent him or her. The designated Human Resources representative shall afford the Participant a full and fair review of the decision denying the claim and, if so requested, shall:

         (a) Permit the Participant to review any documents that are pertinent to the claim;

         (b) Permit the Participant to submit to the designated Human Resources representative issues and comments in writing; and

         (c) The decision on review by the designated Human Resources representative shall be in writing and shall be issued within 60 days following receipt of the request for review. The decision on review shall include specific reasons for the decision and specific references to the pertinent Plan provisions on which the decision of the designated Human Resources representative is based.

    2. ARBITRATION. If the appeal of a Participant or former Participant is denied, or if the outcome of said appeal is unsatisfactory to the Participant or former Participant, the sole remedy hereunder shall be arbitration as set forth below. Any dispute or controversy arising under or in connection with the Plan shall be settled by arbitration in accordance with the rules of the American Arbitration Association then in effect, conducted before a panel of three arbitrators sitting in a location selected by the Participant within fifty (50) miles from the location of his or her job with the Company. In consideration for the Participant's or former Participant's waiver of their right to litigate any such dispute or controversy in a court of law, and notwithstanding any contrary provisions of California law regarding allocation of attorney fees, costs and expenses in arbitration proceedings, the Company agrees to pay, on a monthly basis, the reasonable attorney fees, costs and expenses (with such reasonableness determined by the arbitrator) incurred in good faith by the Participant or former Participant in connection with any such arbitration regardless of the outcome of the arbitration. Judgment may be entered on the arbitrator's award in any court having jurisdiction. If the Participant or former Participant is the prevailing party or recovers any damages in such arbitration, he or she shall be entitled to receive, in addition thereto, pre-judgment and post-judgment interest. Punitive damages shall not be awarded.


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                                       ARTICLE X

                                        NOTICE

    1. GENERAL. Notices and all other communications contemplated by this Plan shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Participant, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel.

    2. NOTICE OF TERMINATION BY THE COMPANY. Any termination by the Company of the Participant's employment with the Company at any time within twelve (12) months following a Change of Control shall be communicated by a notice of termination to the Participant at least five (5) days prior to the date of such termination (or at least thirty (30) days prior to the date of a termination by reason of the Participant's Disability). Such notice shall indicate the specific termination provision or provisions in this Plan relied upon (if any), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision or provisions so indicated, and shall specify the termination date.

                                     ARTICLE XI

                               MISCELLANEOUS PROVISIONS

    1. NO DUTY TO MITIGATE. The Participant shall not be required to mitigate the amount of any payment contemplated by this Plan, nor shall any such payment be reduced by any earnings that the Participant may receive from any other source.

    2. SEVERABILITY. The invalidity or unenforceability of any provision or provisions of this Plan shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

    3. NO ASSIGNMENT OF BENEFITS. The rights of any person to payments or benefits under this Plan shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor's process, and any action in violation of this subsection shall be void.

    4. TAX WITHHOLDING. All payments made pursuant to this Plan will be subject to withholding of applicable income and employment taxes.


                                         -9-
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    5.   ASSIGNMENT BY COMPANY.  The Company may assign its rights under this
Plan to an affiliate, and an affiliate may assign its rights under this Plan to another affiliate of the Company or to the Company; provided, however, that no assignment shall be made if the net worth of the assignee is less than the net worth of the Company at the time of assignment; provided, further, that the Company shall guarantee all benefits payable hereunder. In the case of any such assignment, the term "Company" when used in this Plan shall mean the corporation that actually employs the Participant.







                                         -10-
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                                     ARTICLE XII

                              ERISA REQUIRED INFORMATION

    1.   PLAN SPONSOR.  The Plan sponsor and administrator is:

              Circon Corporation
              6500 Hollister Avenue
              Santa Barbara, California 93117
              (805) 685-5100

    2.   DESIGNATED AGENT.  Designated agent for service of process:

              General Counsel
              Circon Corporation
              6500 Hollister Avenue
              Santa Barbara, California 93117

    3.   PLAN RECORDS.  Plan records are kept on a fiscal year basis.

    4.   PLAN FUNDING.  The Plan is funded from the Company's general assets.




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                              CIRCON CORPORATION

           MANAGERS, PROFESSIONALS & KEY CONTRIBUTORS RETENTION PLAN

                           NOTICE OF PARTICIPATION

TO:  [NAME OF PARTICIPANT]

DATE:  August 27, 1996

    The Board of Directors of the Company has designated you as a Participant in the Circon Corporation Managers, Professionals & Key Contributors Retention Plan (the "Plan"), a copy of which is attached. The initially capitalized terms used in this Notice are formally defined in the Plan, so you should look in the Plan for their precise meaning.

    The Plan provides you with retention and severance payments in the event of a Change of Control of the Company. It provides for a potential cash payment of a minimum of three months' base salary up to a maximum of one year's base salary. Subject to these minimum and maximum limits, the Plan provides for two weeks' base salary for each full year you have been employed with the Company (or with an entity acquired by the Company) up to and including the date of a Change of Control.

    The retention payment component equals one-third of the total potential
cash payment.   It will be paid to you if ninety days following a Change of
Control you have remained employed by the Company or the acquirer. The retention payment is also triggered if you are involuntarily terminated without Cause after a Change of Control but prior to 90 days following a Change of Control.

    The severance payment component equals two-thirds of the total potential cash payment. It will be paid to you only if you are involuntarily terminated without Cause within twelve months following a Change of Control.

    This Notice is just intended to summarize the Plan provisions, not to change the provisions of the Plan or your participation in the Plan. The specific terms and conditions of your participation in the Plan are set forth in the attached Plan.

    Please retain a copy of this Notice of Participation, along with the Plan, for your records. Should you have any questions regarding this Notice of Participation or the Plan, please do not hesitate to contact Bruce Thompson at 805-961-1650.